                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                                     F O R M

                                     N-8B-2






                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES





                         PURSUANT TO SECTION 8(b) OF THE
                         INVESTMENT COMPANY ACT OF 1940





                               SEPARATE ACCOUNT A
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                          NAME OF UNIT INVESTMENT TRUST





                  ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

             The name of the trust is The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (herein referred to as "Separate Account"). The Separate Account has no employer identification number.

      (b) Furnish title of each class or series of securities issued by the trust.

             Flexible Premium Variable Life Insurance Policy (herein referred to as "Policy").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each Depositor of the trust.

             The name, principal business address and ZIP Code of the depositor is The Manufacturers Life Insurance Company (U.S.A.) (herein referred to "Depositor"), 38500 Woodward Avenue, Bloomfield Hills, Michigan, 48304. Its I.R.S. Employer Identification No. is 01 0233346.

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            There is no trustee or custodian of the Separate Account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

             No Policies are being distributed currently. ManEquity, Inc., 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5, (herein referred to as "Principal Underwriter") will act as the principal underwriter of the Policy.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

             The Separate Account is authorized by Michigan Insurance Law
Section 500.925(1) which states that "[a] life insurer, after adoption of a resolution by its board of directors and certification thereof to the commissioner, may allocate to 1 or more separate accounts, in accordance with the terms of a written agreement or a contract on a variable basis, amounts which are paid to the insurer, in connection with a pension, retirement or profit-sharing plan, or in connection with a contract on a variable basis, whether on an individual or group basis, and which amounts are to be applied to purchase retirement benefits in fixed or in variable dollar amounts, or both, or to provide benefits in accordance with a contract on a variable basis.

             Section 500.925(1) further states that "[t]he income, if any, and gains or losses realized or unrealized on each such account allocated to such account may be credited to or charged against the amount allocated to such account in accordance with such agreement, without regard to the other income, gains or losses of the insurer. The commissioner may prescribe reasonable limitation on charges against and permissible deductions from the investment experience credited to life insurance contracts on a variable basis. Notwithstanding any other provision in the insurer's articles of incorporation or in this act, the amounts allocated to such accounts and accumulations thereon may be invested and reinvested in any class of loans or investments specified in such agreement, or, with respect to life insurance contracts on a variable basis, as prescribed by the commissioner, and such loans and investments shall not be considered in applying any limitation in this chapter. The commissioner may, with respect to a separate accounts for life insurance on a variable basis, establish reasonable standards for procedures to be used in changing investment policy and provisions to safeguard the rights of insured persons and beneficiaries."

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

             There is no indenture or agreement under the terms of which the Separate Account was organized or proposes to issue securities. The Separate Account was organized pursuant to a resolution of the Board of Directors of the Depositor on March 20, 1997, which resolution continues in effect indefinitely unless terminated by the Board of Directors (see Exhibit A(1)).

      (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

             There is no indenture or agreement relating to a custodian or trustee holding premiums made pursuant to the Policies.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

            The name of the Separate Account has never been changed.

8.    State the date on which the fiscal year of the trust ends.

             The fiscal year of the Separate Account ends December 31 of each year.


MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

             There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the Depositor or the Principal Underwriter is a party or to which the assets of the Separate Account will be subject.

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a)  Whether the securities are of the registered or bearer type.

                      The Policy is of the registered type.

      (b)  Whether the securities are of the cumulative or distributive type.

                      The Policy is of the cumulative type.

      (c) The rights of security holders with respect to withdrawal or redemption.

                      A Policy may be surrendered for its Net Cash Surrender Value while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which the Depositor receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. The Policy Value is equal to the amount invested in the sub-accounts of the Separate Account, the "Investment Amount", plus the amount in the Loan Account.

                      The Depositor will pay the Cash Surrender Value within seven (7) days after receipt of the signed request for surrender and the Policy at its Service Office, except that such payment may be postponed for any period during which (i) the New York Stock Exchange is closed for trading (except for normal holiday closings), (ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (ii) and (iii) exist.

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                      Net premiums, which are premiums after the deduction of the charges assessed against premiums, are allocated to the Fixed Account and/or Investment Accounts.

                      Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A Policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Depositor is received at the Service Office.

                      At any time, a Policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below. Transfer requests must be in writing in a format satisfactory to the Depositor, or by telephone if a currently valid telephone transfer authorization form is on file.

                      The Depositor reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Depositor also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the following events occur: (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (ii) and
(iii) exist. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, the Depositor reserves the right to defer the transfer privilege at any time when it is unable to purchase or redeem shares of the Trust.

                      A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Depositor on the same Business Day are treated as a single transfer request.

                      While the Policy is in force, the Policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)   within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.


                      The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

                      Although failure to follow reasonable procedures may result in the Depositor being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Depositor will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. The Depositor will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

                      The Depositor will offer Policyowners a Dollar Cost Averaging ("DCA") program. Under the DCA program, the Policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Depositor reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the Policyowner will be so notified. The Depositor reserves the right to cease to offer this program as of 90 days after written notice is sent to the Policyowner.

                      Under the Asset Allocation Balancer program the Policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Depositor will move amounts among the Investment Accounts as necessary to maintain the Policyowner's chosen allocation. A change to the Policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the Policyowner either instructs the Depositor otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Depositor reserves the right to institute a charge on 90 days' written notice to the Policyowner. The Depositor reserves the right to cease to offer this program as of 90 days after written notice is sent to the Policyowner.

                      Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

                      The Policyowner may request a surrender of or a withdrawal from the policy as described in the response to Item 10(c) and may also obtain loans as described in the response to Item 21.

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                      It is possible for unfavorable investment performance to cause a Policy to go into default. A Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. The Depositor will notify the Policyowner of the default and will allow a 61 day grace period in which the Policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

                      A Policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

(a)   The life insured's risk classification is standard or preferred, and

(b)   The life insured's Attained Age is less than 46.

                      A Policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Depositor is provided to the Depositor;

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium must be paid to the Depositor.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Depositor approves the Policyowner's request or the date the required payment is received at the Depositor's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

                      In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Depositor will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

                      The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

                      The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the Face Amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.

                      The No-Lapse Guarantee Period is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95, depending upon applicable state law requirements Certain states may have a shorter guarantee period. The No Lapse Guarantee Period for a particular Policy is stated in the Policy.

                      While the No-Lapse Guarantee is in effect, the Depositor will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Depositor will notify the Policyowner of that fact and allow a 61-day grace period in which the Policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the Policyowner, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

                      The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                      All of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust.

The Depositor is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, the Depositor will vote shares held in the sub-accounts in accordance with instructions received from Policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from Policyowners are received, including shares not attributable to the Policies, will be voted by the Depositor in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit the Depositor to vote shares held in the Separate Account in its own right, it may elect to do so.

                      The number of shares in each sub-account for which instructions may be given by a Policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by the Depositor, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

                      The Depositor may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Depositor itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that the Depositor reasonably disapproves such changes in accordance with applicable federal regulations. If the Depositor does disregard voting instructions, it will advise Policyowners of that action and its reasons for such action in the next communication to Policyowners.

      (g) Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

                      The Depositor reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or
(vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Depositor also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

          (2)  the terms and conditions of the securities issued by the trust.

                      No change may be made in the terms and conditions of issued Policies without notice to and the consent of the Policyowners.

          (3)  the provisions of any indenture or agreement of the trust.

                      There is no indenture or agreement relating to the Separate Account except for the Policies (see response to item 10(g)(2) above).

          (4)  the identity of the depositor, trustee or custodian.

                      Policy owners would receive notice of any change in the identity of the Depositor. There is no trustee or custodian of the Separate Account.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

                      Consent of Policyowners is not required for any change in the composition of the assets held or to be acquired by the Separate Account. However, any substitution of securities held by the Separate Account will be subject to Commission approval pursuant to Section 26(b) of the 1940 Act.

          (2)  the terms and conditions of the securities issued by the trust.

                      No change may be made in the terms and conditions of the issued Policies without the consent of the Policyowners.

          (3)  the provisions of any indenture or agreement of the trust.

                      There is no indenture or agreement relating to the Separate Account except for the Policies (see response to item 10(h)(2) above).

          (4)  the identity of the depositor, trustee or custodian.

                      No consent of Policyowners is required for any change concerning the identity of the Depositor. There is no trustee or custodian of the Separate Account.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

                      (1) Policy Value

                      A Policy has a Policy Value, a portion of which is available to the Policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

                      An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.


                      Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Depositor.

                      Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread.

                      (2)  Death Benefit

                      If the Policy is in force at the time of the death of the life insured, the Depositor will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Depositor. If the insurance benefit is paid in one sum, the Depositor will pay interest from the date of death to the date of payment. If the life insured should die after the Depositor's receipt of a request for surrender, no insurance benefit will be payable, and the Depositor will pay only the Net Cash Surrender Value.

                      There are two death benefit options, described below.

Death Benefit Option 1:

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

Death Benefit Option 2:

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

                      (3) Maximum Premium Limitations

                      A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the Policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

                      Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Depositor will generally increase the death benefit, temporarily, to the required minimum amount. However, the Depositor reserves the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

                      The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. Changes to the Policy may affect the maximum amount of premiums, such as: a change in the policy's Face Amount; a change in the death benefit option; partial Withdrawals; or addition or deletion of supplementary benefits. Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Depositor may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

                      The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.

                      If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

                      If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Depositor will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

                      (4)   Refund Right

                      A Policy may be returned for a refund within 10 days after the Policyowner received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy can be mailed or delivered to the Depositor's agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Depositor will refund to the Policyowner an amount equal to either:

 (1) the amount of all premiums paid or

 (2)
       (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

       (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Depositor; minus

       (c)  any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

                      If a Policyowner requests an increase in Face Amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A Policyowner may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

                      The Depositor reserves the right to delay the refund of any premium paid by check until the check has cleared.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                      The Portfolios of the Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. By investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science & technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium sized companies.

The ALL CAP GROWTH TRUST (formerly, Mid Cap Growth Trust) seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The MID CAP BLEND TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal circumstances, at least 65% of the portfolio's assets in common stocks of companies with total market capitalization that approximately match the range of capitalization of the Russell 2000 Index and are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only for Policies issued for applications dated prior to May 1,
2000).

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a)  Name of company.

              Manufacturers Investment Trust

      (b)  Name and principal business address of depositor.

               There is no Depositor of the Trust.

      (c)  Name and principal business address of trustee or custodian.

               (i) For the Trust:

                   State Street Bank & Trust Company
                   225 Franklin Street
                   Boston, Massachusetts 02110

      (d)  Name and principal business address of principal underwriter.

                      The Trust sells its shares to the Depositor without the use of any underwriter.

      (e) The period during which the securities of such company have been the underlying securities.

                      To date, no shares of the portfolios of the Trust have been acquired by the Separate Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense, or charge;

         (B)  the amount thereof;

         (C) the name of the person to whom such amounts are paid and his relationship to the trust;

         (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                             (1)  Principal Payments. All Net Premiums received
on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due. Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A Policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Depositor is received at the Service Office.

                             (2) Underlying securities.  The Trust will pay its
investment adviser, Manufacturers Securities Services, LLC, ("MSS" or the "Adviser") an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), daily investment management fees set forth below. All other expenses of the Trust except for the following are borne by MSS: brokerage commissions on portfolio transactions (including any other direct costs related to the acquisition, disposition, lending or borrowing of portfolio investments), taxes payable by the Trust, interest and any other costs related to borrowings by the Trust, and any extraordinary or non-recurring expenses (such as legal claims and liabilities and litigation costs and any indemnification related thereto.

Trust Annual Expenses
(as a percentage of Trust average net assets for the fiscal year ended December 31, 1999)

                                                  Other Expenses
                                 Management          (After             Total Trust
Trust Portfolio                     Fees          Expense                  Annual
                                                  Reimbursement)          Expenses
----------------------------------------------------------------------------------------
Pacific Rim Emerging
 Markets                            0.850%          0.260%                1.110%
Internet Technologies........       1.150%          0.136%(A)             1.286%
Science & Technology (J)            1.100%          0.060%                1.160%
International Small Cap             1.100%          0.270%                1.370%
Aggressive Growth                   1.000%(F)       0.130%                1.130%
Emerging Small Company              1.050%          0.070%                1.120%
Small Company Blend                 1.050%          0.250%(A)             1.300%(E)
Dynamic Growth...............       1.000%(F)       0.132%(A)                1.132%




Mid Cap Stock................      0.925%            0.100%(A)             1.025%(E)
All Cap GrowthH..............      0.950%(F)         0.070%                1.020%
Overseas.....................      0.950%            0.260%                1.210%
International Stock (J)......      1.050%            0.200%                1.250%
International Value..........      1.000%            0.230%(A)             1.230%(E)
Mid Cap Blend................      0.850%(F)         0.060%                0.910%
Small Company Value..........      1.050%            0.170%                1.220%
Global Equity................      0.900%            0.160%                1.060%
Growth.......................      0.850%            0.050%                0.900%
Large Cap Growth.............      0.875%(F)         0.100%                0.975%
Quantitative Equity..........      0.700%            0.060%                0.760%
Blue Chip Growth (J).........      0.875%(F)         0.050%                0.925%
Real Estate Securities.......      0.700%            0.070%                0.770%
Value........................      0.800%            0.070%                0.870%
Tactical Allocation..........      0.900%            0.127%(A)             1.027%
Equity Index I...............      0.250%            0.150%(I)             0.400%(I)
Growth & Income..............      0.750%            0.050%                0.800%
U.S. Large Cap Value.........      0.875%            0.070%(A)             0.945%(E)
Equity-Income (J)............      0.875%(F)         0.060%                0.935%
Income & Value...............      0.800%(F)         0.080%                0.880%
Balanced.....................      0.800%            0.070%                0.870%
High Yield...................      0.775%            0.065%                0.840%
Strategic Bond...............      0.775%            0.095%                0.870%
Global Bond..................      0.800%            0.180%                0.980%
Total Return.................      0.775%            0.060%(A)             0.835%(E)
Investment Quality Bond......      0.650%            0.120%                0.770%
Diversified Bond.............      0.750%            0.090%                0.840%
U.S. Government Securities...      0.650%            0.070%                0.720%
Money Market.................      0.500%            0.050%                0.550%
Small Cap Index..............      0.525%            0.075%(A)(G)          0.600%
International Index..........      0.550%            0.050%(A)(G)          0.600%
Mid Cap Index................      0.525%            0.075%(A)(G)          0.600%
Total Stock Market Index.....      0.525%            0.075%(A)(G)          0.600%
500 Index....................      0.525%            0.039%(A)(G)          0.564%
Lifestyle Aggressive 1000(D)       0.075%            1.060%(B)             1.135%(C)
Lifestyle Growth 820(D)......      0.057%            1.008%(B)             1.065%(C)
Lifestyle Balanced 640(D)           0.057%           0.928%(B)             0.985%(C)
Lifestyle Moderate 460(D)           0.066%           0.869%(B)             0.935%(C)
Lifestyle Conservative 280(D)       0.075%           0.780%(B)             0.855%(C)



-----------------
(A) Based on estimates to be made during the current fiscal year.
(B) Reflects expenses of the Underlying Portfolios.
(C) MSS has voluntarily agreed to pay certain expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios) as follows:

    If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes
    (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1999) as noted in the chart below:



                                 Management           Other           Total Trust
  Trust Portfolio                   Fees             Expenses       Annual Expenses
---------------------------------------------------------------------------------

  Lifestyle Aggressive 1000        0.075%              1.090%            1.165%
  Lifestyle Growth 820             0.057%              1.030%            1.087%
  Lifestyle Balanced 640           0.057%              0.940%            0.997%
  Lifestyle Moderate 460           0.066%              0.900%            0.966%
  Lifestyle Conservative 280       0.075%              0.810%            0.885%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( C ) above.
(E) Annualized - For the period May 1, 1999 (commencement of operations) to December 31, 1999.
(F) Management Fees changed effective May 1, 1999. Fees shown are the current management fees.
(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.022% higher for the International Index Trust, 0.014% higher for the Small Cap Index Trust, 0.060% higher for the Mid Cap Index Trust and 0.005% higher for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December
    31, 2000 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

(H) Formerly, the Mid Cap Growth Trust.

(I) The Equity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

(J) The Adviser has voluntarily agreed to waive a portion of its advisory fee for the Science and Technology Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. The fee reduction is based on the combined asset level of all four portfolios. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

Combined Asset Levels                              Fee Reduction
                                                   (As a Percentage of the
                                                   Advisory Fee)

First $750 million                                 0.0%
Between $750 million and $1.5 billion              2.5%
Between $1.5 billion and $3.0 billion              3.75%
Over $3.0 billion                                  5.0%

The fee reductions are applied to the advisory fees of each of the four portfolios. This voluntary fee waiver may be terminated at any time by the adviser.

                 (3) Distributions. No load, fee, expense or charge is assessed in connection with the payment of the death benefit. The Depositor will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

- the Policy is surrendered for its Net Cash Surrender Value,
- a partial withdrawal is made, or
- the Policy lapses.

The surrender charge, together with a portion of the premium charge, is designed to compensate the Depositor for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

      The Surrender Charge is determined by the following formula:


Surrender Charge = (Surrender Charge Rate) X (Face Amount associated with the Surrender Charge / 1000) X (Grading Percentage)

Definitions of the Formula Factors Above:

Face Amount of the Policy Associated with the Surrender Charge

The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied. The Face Amount may be increased or decreased as described as follows:

               Subject to the limitations stated in this prospectus, a Policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Depositor reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

               Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date the Depositor approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Depositor reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

               An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a Policyowner will have a free look right with respect to any increase resulting in new surrender charges.

               An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

               If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

               Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a Policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date the Depositor approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000.

Surrender Charge Rate

Surrender Charge Rate  = (X) + (80%) X (Surrender Charge Premium)

Where "X" is equal to:

Table for Rate per $1,000 of Face:


       Age at           Rate per $1,000      Age at Issue       Rate per $1,000
       Issue            of Face Value ($)      or Increase      of Face Value ($)
        or
     Increase

        0                     2.00                 18                 4.25
        1                     2.13                 19                 4.38
        2                     2.25                 20                 4.50
        3                     2.38                 21                 5.00
        4                     2.50                 22                 5.50
        5                     2.63                 23                 6.00
        6                     2.75                 24                 6.50
        7                     2.88                 25                 7.00
        8                     3.00                 26                 7.20
        9                     3.13                 27                 7.40
        10                    3.25                 28                 7.60
        11                    3.38                 29                 7.80
        12                    3.50                 30                 8.00
        13                    3.63                 31                 8.04
        14                    3.75                 32                 8.08
        15                    3.88                 33                 8.12
        16                    4.00                 34                 8.16
        17                    4.13             35 and over            8.20




      The Surrender Charge Premium is the lesser of:

      a. the premiums paid during the first Policy Year per $1,000 of Face Amount at issue or following a Face Amount increase, and

      b. the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

      Grading Percentage

The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:


               ----------------------------------------
                Surrender           Surrender Charge
                Charge Period       Grading Percentage


                1                   100%
                2                   90%
                3                   80%
                4                   70%
                5                   60%
                6                   50%
                7                   40%
                8                   30%
                9                   20%
                10                  10%
                11                  0%
               --------------------------------------



Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the Policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.

        A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

        Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

                             (4)  Cumulated or Reinvested Distributions or
Income.

                                    All income and other distributions received
by the Separate Account are reinvested at net asset value in shares of the Trust Portfolio making such distributions.

                             (5) Redeemed or Liquidated Assets.

                                    No load, fee, expense or charge is assessed
in connection with a redemption of Trust Portfolio shares.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                      During the first 10 Policy Years, the Depositor deducts a premium charge from each premium payment, equal to 6.6% of the premium (7.07% of the net amount). Thereafter the premium charge is equal to 3.6% of the premium (3.73% of the net amount). The premium charge is designed to cover a portion of the Depositor's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                      The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Depositor reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the Policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual policies, and any other circumstances which the Depositor believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any Policyowners. The Depositor may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

                      During the first 10 Policy Years, the Depositor deducts a premium charge from each premium payment, equal to 6.6% of the premium (X% of the net amount). Thereafter the premium charge is equal to 3.6% of the premium (X% of the net amount). The premium charge is designed to cover a portion of the Depositor's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

               See response to paragraph (c) above.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                      Monthly Charges. On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:

-   an administration charge;
-   a charge for the cost of insurance;
-   a mortality and expense risks charge;
-   if applicable, a charge for any supplementary benefits added to the Policy.

        Unless otherwise allowed by the Depositor and specified by the Policyowner, the Monthly Deductions will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.

                   Administration Charge. This charge will be equal to $30 per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will be $15 per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.
                   Mortality and Expense Risks Charge. A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Depositor for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that the Life Insured may live for a shorter period of time than the Depositor estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Depositor estimated. The Depositor will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:


Policy Year         Guaranteed Monthly Mortality and      Equivalent Annual
                    Expense Risks Charge                  Mortality and Expense
                                                          Risks Charge

1-10                         0.0627%                             0.75%
11                           0.0209%                             0.25%


                      Cost of Insurance Charge. The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

    (a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

    (b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

                      The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the life insured.

                      Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.

                      The cost of insurance rates reflect the Depositor's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

                      Currently, the Depositor makes no charge against the Separate Account for federal, state or local taxes that may be attributable to the Separate Account or to the operations of the Depositor with respect to the Policies. However, if the Depositor incurs any such taxes, it may make a charge or establish a provision for those taxes.

        (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities, and describe fully the nature and extent of such profits or benefits.

                      Except for the Principal Underwriter and registered representatives thereof, neither the Depositor nor any affiliated person of the Depositor will receive any profits or other benefits not included in answer to items 13(a) or 13(d) through the sale of the Policies or the sale or purchase of Trust Portfolio shares. For compensation payable to the Principal Underwriter and its registered representatives in connection with sales of the Policies, see the response to item 38 below.

        (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                      Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      A person desiring to purchase a Policy must complete an application on a form provided by the Depositor, and, if the applicant meets the prescribed standards, a Policy will be issued. This process may involve such procedures as medical examinations and may require that further information be provided before a determination can be made.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

                      Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A Policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Depositor is received at the Service Office.

                      In accordance with the Depositor's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Depositor's usual and customary underwriting standards for the coverage applied for.

                      The acceptance of an application is subject to the Depositor's underwriting rules, and the Depositor reserves the right to request additional information or to reject an application for any reason.

                      Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      Purchases and redemptions of Trust Portfolio shares made in connection with Policy transactions will be made at the net asset value of such shares determined as of the end of the valuation period in which the Policy transaction takes place. All other purchases and redemptions of Trust Portfolio shares will be made at the net asset value next determined after receipt by the Trust Portfolio or its transfer agent of an order from the Depositor.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

                      See the responses to Items 10(c) and (d).

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                      The Depositor is required by the Policies to honor requests for surrender as described in items 10(c) and 10(d). Procedures governing the redemption of Trust Portfolio shares from holders thereof are described in the prospectus of the Trust included in its registration statement filed pursuant to the Securities Act of 1933, File No.2-94157, which description is incorporated herein by reference.

      (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                      If a Policy is surrendered, it will be cancelled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      All income distributions and all other distributable funds of each sub-account of the Separate Account are invested in shares of the applicable Trust Portfolio at net asset value and added to the assets of such sub-account.

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               The Investment Accounts of the Policies, which are held in the Separate Account, constitute the reserves for the Policy benefits, except for certain reserves which are supported by the assets held in the Depositor's general account, such as reserves for Policy loans and the minimum death benefit guarantees. The Depositor reserves the right to establish a provision for taxes attributable to the Policies. See response to item 13(d) above.

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each other source and indicate whether such distribution represents the return or principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                      No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                      The Depositor is responsible for keeping all records respecting the Separate Account and the Policies requires under Rules 31a-1 and 31a-2 under the 1940 Act. The Depositor has entered into a Service Agreement with Manufacturers Life whereby the latter will provide to the Depositor in Toronto, Ontario, Canada, all issue, administrative, general services and recordkeeping functions with respect to all the Policies required under the 1940 Act. Within 30 days after each Policy Anniversary, the Depositor will send the Policyowner a statement showing, among other things:

-   the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-   the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-   any other information required by law.

Each Policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a)  Amendment to such indenture or agreement.

      (b)  The extension or termination of such indenture or agreement.

      (c) The removal or resignation of the trustees or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                      There are no indentures or agreements concerning the Separate Account except for the Policies, which are described elsewhere herein.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                      While the Policy is in force and has an available loan value, the Policyowner may borrow against the Policy Value of his or her Policy. Borrowing under this provision cannot exceed 90% of the Cash Value. When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The Policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

                      Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to the Depositor's reservation of the right to increase the rate. If the interest due on a Policy Anniversary is not paid by the Policyowner, the interest will be borrowed against the Policy.

                      Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the life insured reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Depositor will send the Policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

                      Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) The Depositor may change the Current Loan Interest Credited Differential as of 90 days after sending the Policyowner written notice of such change.

                      Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

                      Amounts paid to the Depositor not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Depositor may require that any amounts paid to it be applied to outstanding loan balances.

                      A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the Depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                      See the response to Item 21(a) above.

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                      Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                      There is no indenture or agreement which limits the liabilities of the Depositor under the Policies. There is no trustee or custodian of the Separate Account.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                      Manulife Financial Corporation has Blanket Fidelity Bond coverage with Chubb Insurance Company of Canada covering Manulife Financial Corporation, its current and future subsidiaries, including the Depositor and Principal Underwriter, and all officer, directors and employees of Manulife Financial Corporation and such subsidiaries to a maximum of $25,000,000 (Canadian) per incident. Except as noted below, the first $750,000 of a claim is deductible. While the Principal Underwriter is included under Manulife Financial Corporation's Blanket Fidelity Bond with Chubb Insurance Company of Canada, the Principal Underwriter's coverage begins after the first $25,000 of any single claim. The Principal Underwriter has a side agreement to indemnify insurer up to $750,000.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                      (1) The Depositor will not contest a Policy after it has been in force during the life insured's lifetime for two years from the Policy

Date. If the Policy has been reinstated and been in force less than two years from the reinstatement date, the Depositor can contest any misrepresentations of a fact material to the reinstatement.

                      (2) If the life insured's stated age or sex in the Policy is incorrect, the Depositor will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

                      (3) If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Depositor will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

                          If the life insured dies by suicide within two years
after the effective date of an increase in Face Amount, the Depositor will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the insured's death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Depositor reserves the right to obtain evidence of the manner and cause of death of the life insured.

                      (4) A Policy is assignable by the Policyowner while the life insured is living. However, the Depositor will not be deemed to know of or be bound by an assignment unless it receives a copy of it at its Service Office.

                      (5) One or more beneficiaries of the Policy may be appointed by the Policyowner by naming them in the application. Beneficiaries may be appointed in three classes - primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the Policyowner during the life insured's lifetime by giving written notice to the Depositor in a form satisfactory to the Depositor. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the Policyowner, or the Policyowner's estate if the Policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Depositor will pay the insurance benefit as if the beneficiary had died before the life insured.

           III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date or organization.

                  The Depositor is a stock life insurance company incorporated in

Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of the State of Michigan.


26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                      Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)  The nature of such fee or participation

               (2)  The name of the person making payment

               (3)  The nature of the services rendered in consideration

                   Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor or the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                      The Depositor is a stock life insurance company. It is licensed to conduct a life insurance business in the District of Columbia and all states of the United States except New York. The Depositor has organized the Separate Account to support variable life insurance contracts issued by the Depositor. The Separate Account is registered under the 1940 Act.


OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the Depositor of the trust, with respect to each officer, director, or partner of the Depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5 percent or more of the outstanding voting securities of the Depositor.

                      As at June 30, 2000: No officer or director of the Depositor or any natural person owns either beneficially or of record any securities of the Depositor with the exception of one share held by each director as a qualifying share. The Depositor is a wholly-owned subsidiary of The Manufacturers Life

Insurance Company of Michigan, which in turn is a wholly-owned subsidiary of Manufacturers Life.

                      No officer, director or stockholder of the Depositor owns any Policies. Positions held by Directors and principal officers of the Depositor are as follows:


Name                           Position with              Principal Occupation
                               Depositor

Felix Chee (53)***             Executive Vice President   Executive Vice President &
                               and Chief Investment       Chief Investment Officer, The
                               Officer; Director          Manufacturers Life Insurance
                                                          Company; November 1997
                                                          to present; Chief
                                                          Investment Officer,
                                                          The Manufacturers Life
                                                          Insurance Company,
                                                          June 1997 to present,
                                                          Senior Vice President
                                                          and Treasurer, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          August 1994 to May
                                                          1997.
Robert A. Cook (45)**          Senior Vice President,     Senior Vice President, U.S.
                               U.S. Insurance; Director   Individual Insurance, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          January 1999 to
                                                          present; Vice
                                                          President, Product
                                                          Management, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          January 1996 to
                                                          December 1998; Sales
                                                          and Marketing
                                                          Director, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          1994 to 1995.
Richard Coles (54)***          Executive Vice             Executive Vice President,
                               President, Investments     Investments, The
                                                          Manufacturers Life
                                                          Insurance Company;
                                                          December 1998 to
                                                          present; Senior Vice
                                                          President and General
                                                          Manager, Investments,
                                                          The Manufacturers Life
                                                          Insurance Company;
                                                          1995 to 1998; Senior
                                                          Vice



Name                           Position with              Principal Occupation
                               Depositor
                                                          President,
                                                          Mortgage and Real
                                                          Estate, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          1994 to 1995.
Peter Copestake                Vice President and         Vice President & Treasurer,
(45)***                        Treasurer                  The Manufacturers Life
                                                          Insurance Company,
                                                          November 1999 to
                                                          present; Vice
                                                          President, Asset
                                                          Liability Management,
                                                          Canadian Imperial Bank
                                                          of Commerce (CIBC),
                                                          1991 to 1999;
                                                          Director, Capital
                                                          Management, Bank of
                                                          Montreal, 1986-1990;
                                                          Inspector General of
                                                          Banks, Department of
                                                          Finance, 1980-1985.
John D. DesPrez III            Chairman and President     Executive Vice President,
(43)**                                                    U.S. Operation, The
                                                          Manufacturers Life Insurance
                                                          Company, January 1999 to
                                                          date; Senior Vice President,
                                                          U.S. Annuities, The
                                                          Manufacturers Life Insurance
                                                          Company, September 1996 to
                                                          December 1998; President of
                                                          The Manufacturers Life
                                                          Insurance Company of North
                                                          America, September 1996 to
                                                          December, 1998; Vice
                                                          President, Mutual Funds,
                                                          North American Security Life
                                                          Insurance Company, January
                                                          1995 to September 1996.
Cindy Forbes (44)***           Chief Financial Officer,   Vice President and Chief
                               Investments                Financial Officer,
                                                          Investments, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          1998 to




Name                           Position with              Principal Occupation
                               Depositor
                                                          present; Vice
                                                          President, Asset
                                                          Liability Management,
                                                          The Manufacturers Life
                                                          Insurance Company,
                                                          1994 to 1998; Vice
                                                          President and Chief
                                                          Financial Officer,
                                                          U.S. Group and
                                                          Pension, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          1980 to 1994.
James D. Gallagher             Vice President,            Vice President, US Law and
(45)**                         Secretary and General      Government Relations, U.S.
                               Counsel                    Operation, The Manufacturers
                                                          Life Insurance
                                                          Company, January 1996
                                                          to present; President,
                                                          The Manufacturers Life
                                                          Insurance Company of
                                                          New York, August 1999
                                                          to Present, Vice
                                                          President, Secretary
                                                          and General Counsel,
                                                          The Manufacturers Life
                                                          Insurance Company of
                                                          America, January 1997
                                                          to present; Secretary
                                                          and General Counsel,
                                                          Manufacturers Adviser
                                                          Corporation, January
                                                          1997 to present; Vice
                                                          President, Secretary
                                                          and General Counsel,
                                                          The Manufacturers Life
                                                          Insurance Company of
                                                          North America, 1994 to
                                                          present.
Geoffrey Guy (53)***           Director                   Executive Vice President and
                                                          Chief Actuary. The
                                                          Manufacturers Life Insurance
                                                          Company, February 2000 to
                                                          present; Senior Vice
                                                          President and Chief Actuary,
                                                          The Manufacturers Life
                                                          Insurance Company, 1996 to



Name                           Position with              Principal Occupation
                               Depositor
                                                          2000; Vice President and
                                                          Chief Actuary, the
                                                          Manufacturers Life Insurance
                                                          Company, 1993 to 1996; Vice
                                                          President and Chief Financial
                                                          Officer, U.S. Operations, The
                                                          Manufacturers Life Insurance
                                                          Company, 1987 to 1993.
James O'Malley (54)***         Senior Vice President,     Senior Vice President, U.S.
                               U.S. Group Pension;        Pensions, The Manufacturers
                               Director                   Life Insurance Company,
                                                          January 1999 to
                                                          present; Vice
                                                          President, Systems New
                                                          Business Pensions, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          1984 to December 1998.
Joseph J. Pietroski            Director                   Senior Vice President and
(61)***                                                   Corporate Secretary, The
                                                          Manufacturers Life Insurance
                                                          Company, 1999 to present;
                                                          Senior Vice President,
                                                          General Counsel and Corporate
                                                          Secretary, The Manufacturers
                                                          Life Insurance Company, 1988
                                                          to 1999.
Rex Schaybaugh, Jr.            Director                   Member, Dykema Gossett, PLLC,
(51)****                                                  1982 to present.

John Ostler (47)**             Vice President             Vice President and Chief
                               and Chief Financial        Financial Officer,U.S.
                               Officer                    Operations,The Manufacturers
                                                          Life Insurance
                                                          Company, October 1,
                                                          2000 to present; Vice
                                                          President and
                                                          Corporate Actuary, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          March 1998 to
                                                          September 2000; Vice
                                                          President and CFO U.S.
                                                          Individual Insurance,
                                                          The Manufacturers Life
                                                          Insurance Company,
                                                          1992 to March 1998;
                                                          Vice President, U.S.
                                                          Insurance Products,
                                                          The Manufacturers Life
                                                          Insurance Company,
                                                          1990 to 1992;
                                                          Assistant Vice
                                                          President and Pricing
                                                          Actuary, U.S.
                                                          Insurance, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          1988 to 1990.


Name                           Position with              Principal Occupation
                               Depositor
Denis Turner (44)***           Vice President and         Vice President and Chief
                               Treasurer                  Accountant, U.S. Division,
                                                          The Manufacturers Life
                                                          Insurance Company, May
                                                          1999 to Present; Vice
                                                          President and
                                                          Treasurer, The
                                                          Manufacturers Life
                                                          Insurance Company of
                                                          America, May 1999 to
                                                          present; Assistant
                                                          Vice President,
                                                          Financial Operations,
                                                          Reinsurance Division,
                                                          The Manufacturers Life
                                                          Insurance Company,
                                                          February 1998 to April
                                                          1999; Assistant Vice
                                                          President &
                                                          Controller,
                                                          Reinsurance Division,
                                                          The Manufacturers Life
                                                          Insurance Company,
                                                          November 1995, to
                                                          January 1998,
                                                          Assistant Vice
                                                          President, Corporate
                                                          Controllers, The
                                                          Manufacturers Life
                                                          Insurance Company,
                                                          January 1989 to
                                                          October 1995.




**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                      See the response to Item 28(a).

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5 percent or more of the outstanding voting securities of the Depositor.

          ManUSA is 100% owned by Manulife Reinsurance Corporation (U.S.A.) which is 100% owned by The Manufacturers Investment Corporation. The Manufacturers Investment Corporation is 100% owned by Manufacturers Life which is a wholly-owned subsidiary of Manulife Financial Corporation.


CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the Depositor.

                      The ultimate parent entity of the Depositor and Manufacturers Life is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the Depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the Depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the Depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the Depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the Depositor.

                      Not applicable; as of December 31, 1999, the Separate Account had not commenced operations.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the Depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors

     (b)  indirectly or through subsidiaries to directors

                      Not applicable; see the response to Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the Depositor (exclusive of persons whose remuneration is reported it Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the Depositor and any of its subsidiaries.

                      Not applicable; see the response to Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale or registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable; see the response to Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 31 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the Depositor and any of its subsidiaries.

               Not applicable; see the response to Item 31.

               IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
(A)
are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                      No Policies have been sold. It is proposed that Policies will be sold in all states other than New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                      Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reason given for denial.

                      Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body.

          (2)  Date of revocation.

          (3)  Brief statement of reason given for revocation.

                      Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

               The Policies will be sold by registered representatives of either the Principal Underwriter or broker-dealers having distribution agreements with the Principal Underwriter and who are authorized by state insurance departments to see the Policies.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the Depositor, including a statement as to the inception and termination dates of the agreement, and renewal and termination provisions, and any assignment provisions.

                      The Principal Underwriter will continuously offer the Policies pursuant to a Distribution Agreement with the Depositor. The Principal Underwriter is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Principal Underwriter is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. Pursuant to an Underwriting Agreement with the Depositor, the Principal Underwriter will act as the principal underwriter of the Policies and will be responsible for all sales activities of its registered representatives. The Principal Underwriter will bear the cost of all sales commissions in respect of the Policies and will receive from the Depositor all sales load deductions. The Agreement provides that it will continue in effect indefinitely until terminated by either party thereto on sixty days written notice to the other. The Agreement is not assignable. The Principal Underwriter has entered into an agreement with Manufacturers Life pursuant to which Manufacturers Life, on behalf of the Principal Underwriter, will pay all sales commissions in respect of the Policies, prepare and maintain all books and records required to be prepared and maintained by the Principal Underwriter, and send all confirmations required to be sent by the Principal Underwriter with respect to the Policies. The Principal Underwriter will reimburse Manufacturers Life for all sales commissions paid by it and will pay for other services under the agreement in such amounts as shall be agreed to by the parties.

      (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                      The Policies will be sold by registered representatives of either the Principal Underwriter or other broker-dealers having distribution agreements with the Principal Underwriter who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.

                      A registered representative will receive commissions not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Net Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other Policies issued by the Depositor will be eligible for additional compensation.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the dates of organization.

                      The Principal Underwriter is a corporation organized under the laws of Colorado on May 5, 1970.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               The Principal Underwriter is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                      Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1)  The nature of such fee or participation.

          (2)  The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                      Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               The Principal Underwriter is a registered broker-dealer engaged heretofore principally in the business of distributing mutual fund shares, variable life contracts, variable annuity contracts and direct participation programs issued by persons un-affiliated with the Principal Underwriter. The Principal Underwriter also is the principal underwriter for a variable life insurance policy issued by The Manufacturers Life Insurance Company of America.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                      Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                      Not applicable.

42. Furnish as at latest practicable date information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                      Not applicable.

43. Furnish, for the last fiscal year covered by financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                      Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

          (1) The source of quotations used to determine the value of portfolio securities.

          (2)  Whether opening, closing, bid, asked or any other price is used.

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

          (6)  Whether adjustments are made for fractions:

                   (i)  before adding distributor's compensation (load); and

                   (ii)  after adding distributor's compensation (load).

                      Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

                      A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern
Time) on that day.

                      Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.


                      The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

                      The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business
  Day after all policy transactions were made for that day.

                      The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

                      For information on the method of determining the net asset value of Trust Portfolio shares, reference should be made to the prospectus of the Trust included in its registration statement files pursuant to the Securities Act of 1933, File No.2-94157, which information is incorporated herein by reference.

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                      No Policies have been offered for sale.

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               Not applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.

     (c)  reason for suspension.

     (d)  period during which suspension was in effect.

                      Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

          (2)  Whether opening, closing, bid, asked or any other price is used.

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities;

          (6)  Whether adjustments are made for fractions.

                      For a description of the method of determining the Cash Surrender Value of the Policies, see the responses to items 10(c) and 10(d) above.

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                      No Policies have been offered for sale.


PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                      The Depositor will reinvest distributions from each Trust Portfolio in additional Trust Portfolio shares, will purchase and redeem Trust Portfolio shares in connection with transfers between sub-accounts, and will redeem Trust Portfolio shares for the purpose of meeting Policy obligations, assessing charges, adjusting Policy reserves or such other purposes as are consistent with the Policies. All purchases and redemptions of Trust Portfolio shares will be at their net asset value. There is no procedure for the purchase of Trust Portfolio shares from Policyowners who exercise their right of surrender.

                      V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

      (a)  Name and principal business address.

     (b)  Form of organization.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d)  Name of governmental supervising or examining authority.

                  Not applicable; there is no trustee or custodian of the Separate Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                      Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars outlining the substance of the provisions of any indenture or agreement with respect thereto.

                      No person has a lien on the assets of the Separate Account, and no person may create any such lien except a person claiming under the Policies. Pursuant to Michigan law and the Policies, the assets of the Separate Account attributable to the Policies are not subject to liabilities of the Depositor arising out of any other business the Depositor may conduct (see the response to Item 5).

                VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OR SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

                      The Depositor's address is stated in the response to Item
2.

     (b)  The types of policies and whether individual or group policies.

                      The Policies are individual Policies. Various optional fixed insurance benefits are provided under the Policies by the Depositor, in addition to the insurance described in item 51(c).

     (c)  The types of risks insured and excluded.

                      Under the Policies the Depositor assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove to be insufficient. The Depositor assumes an expense risk that the various charges for expenses as described in the Policies may prove to be inadequate. The Depositor also assumes a risk that upon death of the life insured the death benefit based on the Policy Value might be less than the Face Amount. In such an event, the Depositor is obligated to pay the Face Amount of the Policy.

     (d)  The coverage of the Policies.

               The Depositor will generally issue a Policy only if it has a Face Amount of at least $100,000.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                      The recipient of the benefits of the insurance undertakings described in Item 51(c) is the designated beneficiary or beneficiaries, or if no beneficiary is alive when the life insured dies, the Policyowner or the estate of the Policyowner if the Policyowner is the life insured. There is no limitation as to the use of the proceeds.

     (f)  The terms and manner of cancellation and of reinstatement.

                      The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in force, except to the extent set forth in the response to Item 10(e).

     (g) The method of determining the amount of premiums to be paid by holders of securities.

               A Policy will be issued with a planned premium, which is based on the amount of premium the Policyowner wishes to pay. The Depositor will send notices to the Policyowner setting forth the planned premium at the payment interval selected by the Policyowner. However, the Policyowner is under no obligation to make the indicated payment.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                      Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                      No person other than the Depositor receives any part of such premiums. The Depositor has entered into a Distribution Agreement with the Principal Underwriter which provides for the payment of a portion of the premiums to the Principal Underwriter. Manufacturers Life and the Depositor have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life, on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other Policies issued by the Depositor, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other Policies, and send all confirmations required to be sent by ManEquity, Inc.

with respect to the Policies and such other Policies. ManEquity, Inc. will promptly reimburse Manufacturers Life for all sales commissions paid by Manufacturers Life and will pay Manufacturers Life for its other services under the agreement in such amounts and at such times as agreed to by the parties.

                      Manufacturers Life has also entered into a Service Agreement with the Depositor pursuant to which Manufacturers Life will provide to the Depositor all issue, administrative, general services and recordkeeping functions on behalf of the Depositor with respect to all of its insurance policies including the Policies.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.

                                  VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               It is possible that in the judgment of the management of the Depositor, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, the Depositor may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the Commission and one or more state insurance departments may be required.

     (b) Furnish information with respect to each transaction involving the elimination of any underlying securities during the period covered by the financial statements filed herewith.

                      Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  the grounds for elimination and substitution;

           (2) the type of securities which may be substituted for any underlying security;

           (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

           (4) whether such substituted securities may be the securities of another investment company; and

           (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                  See the response to paragraph (a) of this item.

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                      None.

        (e) Provide a brief statement disclosing whether the trust and its principal underwriter have adopted codes of ethics under rule 17j-1 of the Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the trust.

               Neither the Separate Account nor the Principal Underwriter is required to adopt a Code of Ethics under rule 17j-1.

REGULATED INVESTMENT COMPANY

53.  (a)  State the taxable status of the trust.

               The Separate Account is not a separate entity, and for tax purposes its operations are a part of the Depositor's and are not taxed separately. The Depositor is taxed as a life insurance company under the Life Insurance Company Income Tax Act of 1959.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, as amended, and state its present intention with respect to such qualifications during the current year.

                Not applicable; see the response to paragraph (a) of this item.

                VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish information with respect to each class or series of its securities.

                      Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                      Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith in respect of certificates sold during such period, information for each fully paid type and each installment payment type of periodic payment plan certificates currently being issued by the trust.

                      Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                      Not applicable.

58. If the trust is the issuer of periodic payment plan certificates furnish information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                      Not applicable.

FINANCIAL STATEMENTS OF THE TRUST AND DEPOSITOR

59.  Financial statements:

     Financial Statements of the Trust

                      None.

     Financial Statements of the Depositor

                      The financial statements of the Depositor, included in amendment no. 1 to Registrant's registration statement on Form S-6, file no.333-41814, filed on November 9, 2000 are incorporated herein by reference.

                                       IX. EXHIBITS

     A. Furnish the most recent form of the following as amended to date and currently in effect:

          (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

                Resolutions of the Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") establishing Separate Account A. Incorporated herein by reference to Exhibit A(1) to the registration statement on Form S-6, file no.333-41814, of ManUSA filed on July 20, 2000.

          (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                    None.

          (3)  Distributing Policies:

               (a) Agreement between the trust and principal underwriter or between the depositor and principal underwriter.

                       Form of Distribution Agreement between ManUSA and ManEquity, Inc. Incorporated herein by reference to Exhibit A(3)(a)(i) to the registration statement on Form S-6, file no.333-66303, of ManUSA filed on October 29, 1998.

                (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                               (i) Form of specimen agreement between ManEquity,
Inc. and registered representatives. Incorporated herein by reference to Exhibit A(3)(b)(i) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.

                              (ii) Form of specimen agreement between ManUSA and
registered representatives. Incorporated herein by reference to Exhibit A(3)(b)(ii) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.

                              (iii) Form of specimen agreement between
ManEquity, Inc. and dealers. Incorporated herein by reference to Exhibit A(3)(b)(iii) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.


                               (iv) Form of specimen agreement between ManUSA
and dealers. Incorporated herein by reference to Exhibit A(3)(b)(iv) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.

               (c)  Schedules of sales commissions referred to in Item 38(c).

                             See response to item 38(c).

          (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs
(1), (2) and (3) with respect to the trust or its securities.

                      None.

            (5)   The form of each type of security.

                      Specimen Flexible Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(5)(a) to the registration statement on Form S-6, file no.333-41814, of ManUSA filed on July 20, 2000.

            (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                  (a) Restated Articles of Redomestication of ManUSA. Incorporated herein by reference to Exhibit A(6)(a) to the registration statement on Form S-6, file no.333-41814, of ManUSA filed on July 20, 2000.

                  (b) By-Laws of ManUSA. Incorporated herein by reference to Exhibit A(6)(b) to the registration statement on Form S-6, file no.333-41814, of ManUSA filed on July 20, 2000.

          (7) Any insurance policy under a policy between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                  None.

          (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                  (a) Form of Service Agreement between The Manufacturers Life Insurance Company and ManUSA. Incorporated herein by reference to Exhibit A(8)(a)(i) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.

                             (i) Form of Amendment to Service Agreement between
The Manufacturers Life Insurance Company and ManUSA. Incorporated herein by reference to Exhibit A(8)(a)(vii) to the registration statement on Form S-6, file no. 33-57018, of ManUSA filed on March 1, 1999.

                      (b) Service Agreement between The Manufacturers Life Insurance Company and ManEquity, Inc. Incorporated herein by reference to Exhibit A(8)(c)(i) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.

                            (i) Amendment to Service Agreement between The
Manufacturers Life Insurance Company and ManEquity, Inc. Incorporated herein by reference to Exhibit A(8)(c)(ii) to the registration statement on Form S-6, file no.333-51293, of ManUSA filed on August 28, 1998.

          (9) All other material policies not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                  None.

           (10)   Form of application for a periodic payment plan certificate.

                      (a)(i) Form of Specimen Application for Flexible Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(10)(a)(i) to the registration statement on Form S-6, file no. 33-52310, of ManUSA filed on April 26, 1996.

          (11) Copies of any codes of ethics adopted under rule 17j-1 under the Act and currently available to the trust (i.e., the codes of the trust and its principal underwriters).

                  Not applicable.

     B.  Furnish copies of each of the following:

          (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                  Not applicable.

          (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                  Not applicable.

     C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration to be duly signed on behalf of the Registrant in the City of Boston, Massachusetts, on the 9th day of November, 2000.

                                         Separate Account A of The
                                         Manufacturers Life Insurance
                                         Company (U.S.A.)


                                         By: The Manufacturers Life Insurance
                                             Company (U.S.A.)


                                         By: /s/ John D. DesPrez III
                                             -----------------------
                                             Chairman and President


Attest:

/s/James D. Gallagher
--------------------------
James D. Gallagher,
Vice President, Secretary and
General Counsel